Exhibit 23.1

CONSENT OF DELOITTE & TOUCHE LLP

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 333-152116 and 333-144749 on Form S-8 of our reports dated March 15, 2010 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of authoritative guidance on Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements on January 1, 2008), relating to the consolidated financial statements of Beneficial Mutual Bancorp, Inc. and subsidiaries, and the effectiveness of Beneficial Mutual Bancorp, Inc. and subsidiaries’ internal control over financial reporting, appearing in the Annual Report on Form 10-K of Beneficial Mutual Bancorp, Inc. for the year ended December 31, 2009.

/s/ Deloitte & Touche LLP

Philadelphia, Pennsylvania
March 15, 2010